Filing Pursuant to Rule 424(b)(2)
                                          Registration Statement No. 333-76589



                              PROSPECTUS SUPPLEMENT

                       (TO PROSPECTUS DATED MAY 12, 1999)

                                 480,824 SHARES

                            VALENCE TECHNOLOGY, INC.

                                  COMMON STOCK

      You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

      SEE "RISK FACTORS" BEGINNING ON PAGE S-2 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLAN OF DISTRIBUTION

      We are offering 480,824 of our common stock to an institutional investor pursuant to this prospectus supplement. The common stock will be purchased at a negotiated purchase price of $3,000,001. The $3,000,001 purchase price reflects the average of recent trading prices of the common stock on the Nasdaq National Market, net of an 8% discount. In addition, we will pay a finder's fee of 1.5% of the gross proceeds of this offering to Caldwell Capital Corporation, New York, NY. We will not pay any other compensation in conjunction with this sale of our common stock.

USE OF PROCEEDS

      The net proceeds to us from this offering will be $2,941,001. We plan to use the net proceeds for general corporate purposes, including:

      -  acquiring raw materials and building inventory of finished goods;

      -  financing capital expenditures; and

      -  working capital.


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

Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. government securities or mortgage-backed securities guaranteed by federal agencies.

MARKET FOR OUR COMMON STOCK

      Since May 7, 1992, our common stock has been traded on the Nasdaq National Market under the symbol "VLNC." A summary of the high and low closing sales prices during each quarter for our common stock on the Nasdaq National Market follows:

FISCAL 1998                                         HIGH       LOW
Quarter ended June 29, 1997                          $10    $5-3/4

Quarter ended September 28, 1997                   9-1/8     6-7/8

Quarter ended December 28, 1997                        9     4-1/4

Quarter ended March 29, 1998                       6-1/2     4-1/4

FISCAL 1999

Quarter ended June 28, 1998                        6-1/8   4-21/32

Quarter ended September 27, 1998                   5-3/4    3-7/16

Quarter ended December 27, 1998                   10-7/8     4-1/8

Quarter ending March 28, 1999                     8-9/16     6-1/8

FISCAL 2000

Quarter ending June 27, 1999                      8-7/16     6-1/2


      On June 25, 1999, the last reported sales price of our common shares on the Nasdaq National Market was $7.375 per share. Our common stock is listed on the Nasdaq National Market under the symbol "VLNC." The common stock sold under this prospectus supplement will be listed on the Nasdaq National Market after we notify the Nasdaq National Market that the shares have been issued.

      As of June 11, 1999 and before the issuance of shares pursuant to this prospectus supplement, we have 26,744,167 shares of common stock outstanding.

      The approximate number of record holders of our common stock as of June 11, 1999 was 708.

LEGAL MATTERS

      Certain legal matters with respect to the common stock offered hereby will be passed upon for us by Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California.


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

GENERAL

      You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

RISK FACTORS

      AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD NOT MAKE SUCH AN INVESTMENT IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING VALENCE AND ITS BUSINESS BEFORE PURCHASING ANY SHARES OF OUR COMMON STOCK

WE HAVE AN IMMEDIATE NEED FOR ADDITIONAL CAPITAL. We have an immediate need for additional capital which, if not obtained, would cause us to reduce developmental efforts and impair or ability to commercialize our products. At March 28, 1999, we had cash and cash equivalents of $2,454,000 and available credit under a line of credit with a stockholder of $5,500,000. We expect that our existing funds and available line, together with the interest earned thereon, will be sufficient to fund our operations through the first quarter of fiscal 2000. We anticipate that, after taking into account projected revenues and receipt of funds from other sources, we will need to raise in either a debt or equity financing a minimum of $25 million to fund planned capital expenditures, research and product development, marketing and general and administrative expenses and to pursue joint venture opportunities in fiscal 2000. Our cash requirements, however, may vary materially from those now planned because of changes in our operations, including changes in OEM relationships or market conditions. There can be no assurance that funds for these purposes, whether from equity or debt financing agreements with strategic partners or other sources, will be available on favorable terms, if at all. These factors raise substantial doubts about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The effects of such adjustments, if necessary, could be material.

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WE ARE A DEVELOPMENT STAGE COMPANY WITH NO PRODUCTS CURRENTLY AVAILABLE FOR
SALE. We are a development stage company and cannot anticipate when, or if, we will ever have significant revenues from a product. We have derived our revenues primarily from a research and development contract with Delphi Automotive Systems Group, which we completed in May 1998. We presently have no commercially developed and manufactured products available for sale, although we have developed working prototypes of our batteries. These factors raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty, and such adjustments, if necessary, could be substantial.

OUR CURRENT AVAILABLE CAPITAL AND FUTURE REVENUES, IF ANY, WILL NOT BE SUFFICIENT TO MEET OUR FUTURE OPERATING NEEDS. We have generally incurred operating losses since inception in 1989 and had an accumulated deficit of $154,436,000 as of March 28, 1999, the end of our fiscal year. We cannot assure you that we will ever achieve or sustain significant revenues or profitability in the future. We have negative working capital and have sustained recurring losses related primarily to the research and development and marketing of our products. We expect to incur significant losses in the future as we continue our product development, begin to build inventory and continue our marketing efforts. We will need to secure additional financing in order to continue operations past 1999 unless we begin to generate significant operating revenue. We will have to continue to devote a significant amount of management time to obtaining financing.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL, IN WHICH CASE WE WOULD NEED TO REDUCE DEVELOPMENTAL EFFORTS AND MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS. If we are unable to achieve profitability or we are unable to secure additional financing on acceptable terms, we will be unable to continue to fund our operations. We are actively pursuing capital grant advances from the Northern Ireland Industrial Development Board, such advances are contingent on us achieving cumulative revenues from the sale of batteries of $4 million. We may not achieve such cumulative revenue over the short term, or at all. Additionally, a lack of capital may require us to license to third parties rights to commercialize products or technologies we might otherwise seek to develop ourselves, and to scale back or eliminate our research and product development programs. The unavailability of adequate funds would have a material adverse effect on our business, financial condition and results of operations.

WE NO LONGER HAVE A COLLABORATIVE PARTNER TO ASSIST US IN DEVELOPMENT OF OUR BATTERIES, WHICH MAY LIMIT OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS. We have received substantially all our revenues to date from a research and development agreement with Delphi Automotive Systems Group, which we completed in May 1998. The Delphi agreement was for joint development in the automotive market. Although we have held discussions with original equipment manufacturers (OEMs) in the portable consumer electronics and telecommunications markets about possible strategic relationships as a means to accelerate introduction of our batteries into these markets, we cannot assure you that we will be able to enter into any such alliances. The use of alliances for our development, product design, volume purchase and manufacturing and marketing expertise can reduce the need for development and use of internal resources. Further, even if we could collaborate with

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

a desirable partner, there is a chance that the partnership may not be successful. The success of any strategic alliance is dependent upon, among other things, the general business condition of the partner, its commitment to the strategic alliance and the skills and experience of its employees.

BECAUSE OUR BATTERIES ARE ONLY SOLD WHEN INCORPORATED INTO OTHER PRODUCTS, WE WILL NEED TO RELY ON ORIGINAL EQUIPMENT MANUFACTURERS TO COMMERCIALIZE OUR PRODUCTS. To be successful, our batteries must gain broad market acceptance. In addition, our success will depend significantly on our ability to meet OEM customer requirements by developing and introducing on a timely basis new products and enhanced or modified versions of its existing products. OEMs often require unique configurations or custom designs for battery systems which must be developed and integrated in the OEM's product well before the product is launched by the OEM. Thus, there is often substantial lead time between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery system to the OEM (referred to as the "design in time"). If we are unable to design, develop and introduce products that meet OEMs' and other customers' exacting requirements on a timely basis, our business, results of operations and financial condition could be materially adversely affected. To determine the requirements of each specific application, we will be dependent upon OEMs and other intermediaries such as battery pack designers into whose products our batteries will be incorporated. There is a risk that we will not receive adequate assistance from OEMs to successfully commercialize our products. Furthermore, there is a risk that the perceived safety risks associated with lithium, an element used in our batteries, will impede acceptance of our batteries by OEMs or end users.

WE DO NOT YET HAVE THE SALES STAFF, SUPPORT CAPABILITIES AND DISTRIBUTION CHANNELS TO DISTRIBUTE OUR PRODUCTS ON A COMMERCIAL SCALE. To Implement Our Strategy Successfully, We May Have To Develop A Sizeable Sales Staff And Product Support Capabilities, As Well As Third Party And Direct Distribution Channels. We Cannot Assure You That We Will Be Able To Establish Sales And Product Support Capabilities, Or Be Successful In Our Sales And Marketing Efforts.

WE MAY NOT BE ABLE TO COST-EFFECTIVELY MANUFACTURE OUR BATTERIES. To be successful, we must manufacture commercial, high-quality quantities of our products at competitive costs. We have produced prototype products that we believe have performance characteristics that are suitable for a broad market. However, additional development will be required to enable us to consistently produce battery systems with these characteristics. In addition, to achieve broad commercialization of our products, we will need to reduce manufacturing costs of our battery systems. Our batteries may not be able to be manufactured in commercial quantities to the performance specifications demanded by customers. Even if our current research and development activities result in the design of batteries with commercially desirable characteristics, we will still have to be able to competitively manufacture these batteries. Our current manufacturing technology must be further developed before we will be able to manufacture our batteries in commercial quantities. Any failure to achieve acceptable yields of commercial quality batteries in commercial quantities, and thereby reduce unit manufacturing costs, could have a material adverse effect on our business, results of operations and financial condition.

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

WE ARE IN THE EARLY STAGE OF MANUFACTURING, AND IF WE ARE UNABLE TO DEVELOP MANUFACTURING CAPABILITY COST EFFECTIVELY, WE WILL NOT BE ABLE TO GENERATE PROFITS; MANUFACTURING RISKS; POTENTIAL CAPACITY CONSTRAINTS AND RISKS OF PROPOSED EXPANSION. To date, we have not manufactured batteries on a commercial scale. Any failure to achieve acceptable yields of commercial quality batteries in commercial quantities, and thereby to reduce our unit manufacturing costs, could have a material adverse effect on our business, results of operations and financial condition. Until recently, our batteries have been only manufactured on our pilot manufacturing line, which is able to produce prototype cells in quantities sufficient to enable customer sampling and testing and product development. We are currently in the early stages of transitioning production to an automated high volume production line that will work with our newest battery technology in our manufacturing facility in Mallusk, N.I. The redesign and modification of the manufacturing facility, including its customized manufacturing equipment, will continue to require substantial engineering work and expenses and is subject to significant risks, including risks of cost overruns and significant delays. In addition, in order to rapidly scale up the manufacturing capacity, we will need to begin fabrication of a second automated production line before completing full qualification of the first line. In automating, redesigning and modifying the manufacturing processes, we have been and will continue to be dependent on several developers of automated production lines, which have limited experience in producing equipment for the manufacture of batteries. A key determinant of our current and future production capacity and profitability is the production yield of our manufacturing process. The redesign and modification of our manufacturing facility and the development and implementation of automated production lines will entail significant risks and will require a substantial investment of our capital. As part of our manufacturing ramp-up, we will need to hire and train a substantial number of new manufacturing workers. The availability of skilled and unskilled workers in Northern Ireland, the site of our manufacturing facility, is limited due to a relatively low unemployment rate. We may not successfully develop improved processes, design required production equipment, enter into acceptable contracts for the fabrication of such equipment, obtain timely delivery of such equipment, implement multiple production lines or successfully operate the Mallusk facility. We may not be able to successfully automate our production on a timely basis or at all, and such automation may not result in greater manufacturing capacity or lower manufacturing costs than our pilot production line. Customer relationships could be damaged if we fail to begin volume manufacturing on a timely basis. Such failure could cause lost opportunities and have a material adverse effect on our business, results of operations and financial condition.

WE ARE EXPERIENCING DELAYS IN QUALIFYING OUR MANUFACTURING FACILITIES. We have been unable to meet our prior schedules regarding delivery, installation, de-bugging and qualification of the Northern Ireland production equipment. As most of the production equipment is being specially manufactured for us, further problems may develop and cause further delay in our current schedules. We are improving and bringing many of the manufacturing processes that we are implementing in this production equipment up to date for the first time from our laboratory scale prototype work. We may need to further refine the improved processes, which could cause substantial delays in the qualification and use of this equipment. Furthermore, if we are able to refine our process, we may not be able to produce the required amount of qualification samples to potential customers. From our discussions with potential customers,

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

we expect that customers will require an extensive qualification period once the customer receives its first commercial product off a production line.

WE ARE DEPENDENT ON OUR SUPPLIERS FOR CERTAIN KEY RAW MATERIALS TO DEVELOP AND MANUFACTURE OUR BATTERIES. We are dependent on sole or limited source suppliers for certain key raw materials used in our products. We generally purchase sole or limited source raw materials pursuant to purchase orders placed from time to time and have no long-term contracts or other guaranteed supply arrangements with our sole or limited source suppliers. Our suppliers may not be able to meet our requirements relative to specifications and volumes for key raw materials and we may not be able to locate alternative sources of supply. We may not be able to purchase raw materials at an acceptable cost. In addition, the raw materials which we utilize must be of a very high quality and we have at times in the past experienced delays in product development due to the delivery of nonconforming raw materials from our suppliers.

UNCERTAINTY OF MARKET OF OUR BATTERIES; OUR REPUTATION. To achieve market acceptance, our batteries must offer significant price and/or performance advantages over other current and potential alternative battery technologies in a broad range of applications. Our rechargeable batteries may not be able to achieve or sustain any such advantages. Even if our rechargeable batteries provide meaningful price or performance advantages, there is a risk our batteries may not be able to achieve or maintain market acceptance in any potential market application. The success of our products also will depend upon the level of market acceptance of OEMs' and other customers' end products which incorporate our batteries, over which we have no control. If our rechargeable batteries do not achieve and maintain significant price and/or performance advantages over other technologies and achieve significant and sustained market acceptance, or if customers' applications which incorporate our products do not achieve lasting market acceptance, our business, results of operations and financial condition could be materially adversely affected. If we do manufacture our batteries in commercial quantities and they fail to perform as expected, our reputation could be severely damaged, which would have a material adverse effect on our ability to market our batteries even if the defect were corrected.

 RAPID EVOLUTION OF BATTERY TECHNOLOGIES. The battery industry has experienced, and is expected to continue to experience, rapid technological change. Various companies are seeking to enhance traditional battery technologies, such as lead acid and NiCd, and other companies have recently introduced or are developing rechargeable batteries based on nickel metal hydride ("NiMH"), lithium and other emerging and potential technologies. Competing technologies that outperform our batteries could be developed and successfully introduced and as a result, there is a risk that our products may not be able to compete effectively in our targeted market segments.

DEPENDENCE UPON MANAGEMENT; ATTRACTION AND RETENTION OF KEY EMPLOYEES. Our business is highly dependent upon the active participation of our senior management personnel. We do not have written employment contracts with any key employees and do not maintain key man life insurance policies with respect to any of our employees. We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial, and marketing personnel who are familiar with and experienced in the

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battery industry. Competition for such personnel, in particular for product development and product implementation personnel, is intense, and we compete in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than us. We have at times experienced difficulty in recruiting qualified personnel, and there can be no assurance that we will be successful in attracting and retaining skilled personnel. Our inability to attract and retain other qualified employees could have a material adverse effect on our business.

OUR COMPETITORS MAY DEVELOP BATTERIES SIMILAR OR SUPERIOR TO OURS OR OTHERWISE COMPETE MORE SUCCESSFULLY THAN WE DO. Competition in the battery industry is intense. The industry consists of major domestic and international companies, most of which have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than those that we have. Although we believe that our batteries will compete in most segments of the rechargeable battery market, there is a risk that other companies may develop batteries similar or superior to our batteries. In addition, many of these companies have name recognition, established positions in the market, and long standing relationships with OEMs and other customers. While there is significant development work being done by these competitors on various battery systems (including electrochemistries such as NiCd, NiMH and lithium), we believe that much of this effort is focused on achieving higher energy densities for low power applications such as portable electronics. One or more new, higher energy rechargeable battery technologies could be introduced which could be directly competitive with or be superior to our technology. We believe that our primary competitors are existing suppliers of Lithium Ion, competing polymer and in some cases NiMH batteries. Our primary competitors include Matsushita Industrial Co., Ltd., Sony, Toshiba, SAFT America, Inc. ("SAFT") and PolyStor Corp. All of these companies are very large and have substantial resources and market presence. We expect that we will compete against other types of batteries in the targeted application segments on the basis of performance, cost and ease of recycling and there is a risk that we may not be able to compete successfully against manufacturers of other types of batteries in any of the targeted applications. In addition, in the rechargeable battery market there are a variety of competing technologies. The capabilities of many of these competing technologies have improved over the past year, which has resulted in a customer perception that our technology may not offer as many advantages as previously anticipated.

THERE IS A RISK THAT OUR PENDING PATENT APPLICATIONS WILL NOT RESULT IN ISSUED PATENTS AND THAT ANY OF OUR ISSUED PATENTS WILL NOT AFFORD PROTECTION AGAINST A COMPETITOR. Our ability to compete successfully will depend on whether we can protect our proprietary technology and manufacturing processes. We rely on a combination of patent and trade secret protection, non-disclosure agreements and cross-licensing agreements. Nevertheless, such measures may not be adequate or safeguard the proprietary technology underlying our batteries. In addition, employees, consultants and others who participate in the development of our products may breach their non-disclosure agreements with us, and we may not have adequate remedies for any such breach. Moreover, notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. In addition, we may not be able to effectively protect our intellectual property rights in certain countries. If existing or future patents containing broad claims are upheld by the courts, the

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holders of such patents could require companies to obtain licenses. If we are found to be infringing third party patents, there is a risk that we may not be able to obtain licenses to such products on reasonable terms, or at all. Our failure to protect our proprietary technology may materially adversely affect our financial condition and results of operations. Patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. Therefore, our pending patent applications may not result in issued patents and any of our issued patents may not afford protection against a competitor.

OUR BATTERIES CONTAIN POTENTIALLY DANGEROUS MATERIAL, WHICH COULD EXPOSE US TO LIABILITY. Battery technologies vary in relative safety as a result of their differing chemical compositions. In the event of a short circuit or other physical damage to the battery, a reaction may result with excess heat or a gas being released and, if not properly released, may be explosive. We have designed our batteries to avoid this risk, but if we are unsuccessful, we could be exposed to product liability litigation. Our products will incorporate potentially dangerous materials, including lithium ions. While these materials are less reactive than other potentially dangerous materials found in other types of batteries such as metallic lithium, which is known in its metallic form to cause explosions and fires if not properly handled, it is possible that these materials will require special handling. It is possible that safety problems may develop in the future. We are aware that if the amounts of active materials in our batteries are not properly balanced and the charge/discharge system is not properly managed, a dangerous situation may result. Other battery manufacturers using technology similar to ours include special safety circuitry within the battery to prevent such a condition. We expect that our customers will have to use such circuitry.

WE HAVE NOT COMPLETED SAFETY TESTING OUR BATTERIES AND WILL NOT BE ABLE TO COMMERCIALLY SELL OUR BATTERIES UNTIL WE SUCCESSFULLY COMPLETE THE SAFETY TESTS. We have conducted extensive safety testing of our batteries and will in the short-term submit batteries to UL for certification. As part of our safety testing program, prototype batteries of various sizes, designs and chemical formulations are subject to abuse testing, where the battery is subjected to conditions outside the expected normal operating conditions of the battery. While some prototype batteries have survived these tests, others have vented gases containing vaporized solvents and have caught fire. Such results were generally expected, and until we have completed testing we cannot make a valid determination as to the conditions in which the battery must be operated. Additionally, each new battery design requires new safety testing. Therefore, safety problems may develop with respect to our battery technology that could prevent or delay commercial introduction.

SAFETY RISKS IN OUR FACILITIES COULD CREATE DELAYS. We incorporate safety policies designed to minimize safety risks in our research and development activities and will do so in our manufacturing processes. There is a risk, however, that an accident in our facilities will occur. Any accident, whether with the use of a battery or in our operations, could result in significant delays or claims for damages resulting from injuries, which would adversely affect our operations and financial condition.

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THE STRICT REGULATORY ENVIRONMENT IN WHICH WE OPERATE MAY DELAY SHIPMENTS AND
IMPOSE ADDITIONAL COSTS ON US. Prior to the commercial introduction of our batteries into a number of markets, we may need to seek approval of our products by one or more of the organizations engaged in testing product safety and/or agencies regulating transportation. There is a risk that such agencies would not permit our batteries to be shipped or used by the general public, and that changes in regulations, or in their enforcement, will impose costly requirements or otherwise impede the transport of lithium. If we are able to obtain such approvals, they could require significant time and resources from our technical staff and delays in shipments and, if redesign were necessary, could result in further delays in the introduction of our products. Because of the risks generally associated with the use of lithium, we expect rigorous enforcement. Federal, state and local regulations impose various environmental and health and safety controls on the storage, use and disposal of certain chemicals and metals used in the manufacture of lithium polymer batteries. Although we believe our activities conform to current environmental regulations, there is a risk that changes in such environmental regulations will impose costly equipment or other requirements. Any failure by us to adequately control the discharge of hazardous wastes could also subject us to future liabilities.

WE ARE INVOLVED IN LAWSUITS WHICH COULD NEGATIVELY IMPACT OUR BUSINESS. We are subject to litigation arising from time to time in the course of our business. We currently have three substantial lawsuits in which we are involved. The first is a class action lawsuit by a class of persons who purchased our common stock between May 7, 1992 and August 10, 1994 alleging our violation of federal securities laws and seeking unspecified damages. The second involves a claim by a manufacturer of one of our pieces of manufacturing equipment that we owe it approximately $2,500,000, and in which we have filed a counterclaim against the manufacturer seeking damages to be determined at trial. The third is a contract claim we instituted against several parties, in which one party filed a counterclaim against us others claiming damages of approximately $900,000 based on breach of a contract, and which is presently stayed pending settlement discussions. These lawsuits are more fully described in "Item 3. Legal Proceedings." Although we believe that we have meritorious defenses to these suits, if any of them is resolved unfavorably to us it could have a material adverse effect on our financial condition.

THE FAILURE OF OUR KEY SUPPLIERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS. We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications will be necessary. Given the current information, we currently do not anticipate that such "Year 2000" costs will have a material impact upon us. We have requested information regarding "Year 2000" compliance from suppliers and providers of all of our mission critical software systems and have obtained some responses. Based on the information we currently have, all mission critical systems appear to be "Year 2000" compliant. We are currently contacting major vendors and customers to obtain "Year 2000" compliance certificates. The failure of any of our key suppliers or customers to be "Year 2000" compliant could have a material adverse effect on our business, financial condition and results of operations.

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POLITICAL INSTABILITY IN NORTHERN IRELAND MAY DELAY PROGRESS IN OUR NORTHERN
IRELAND FACILITY. The current political instability in Northern Ireland, which to date has had no negative impact on our manufacturing plant, could cause delays in completing our manufacturing capability or in manufacturing our batteries. Such delays could cause us to miss significant sales and marketing opportunities, as such delays will force our potential customers to find other vendors to meet their needs.

CONTROL BY EXISTING STOCKHOLDERS. As of June 11, 1999, our officers, directors and their affiliates as a group beneficially owned approximately 23.88% of the outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

EFFECT OF ANTI-TAKEOVER PROVISIONS. Our Board of Directors has the authority to issue up to 50,000,000 shares of undesignated preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of our capital stock are subject to the rights of the holders of the Series A and Series B Preferred Stock and will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue any additional shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of Valence Technology, Inc. Furthermore, our classified Board of Directors and certain other provisions of our Certificate of Incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of our common stock and Series A and Series B Preferred Stock.

 IF THE ISSUANCE OF OUR PREFERRED STOCK WAS IN VIOLATION OF NASDAQ'S LISTING MAINTENANCE REQUIREMENTS, OR WE OTHERWISE FAIL TO CONTINUE TO MEET NASDAQ'S LISTING MAINTENANCE REQUIREMENTS, NASDAQ MAY DELIST OUR COMMON STOCK. In late January 1999, Nasdaq released its guidance on "future priced securities" and the necessity of the issuer to comply with Nasdaq's listing maintenance requirements in issuing these securities. We believe that the issuances of our Series A Preferred Stock and Series B Preferred Stock do not violate these criteria, and that we are in compliance with Nasdaq's listing maintenance criteria. However, in the event that Nasdaq were to determine that the issuance of our Series A Preferred Stock and/or Series B Preferred Stock was in violation of the Nasdaq listing maintenance requirements, or if we are otherwise unable to continue to meet Nasdaq's listing maintenance requirements, Nasdaq may delist us. Such delisting could have a material adverse


                                   Page S-11
effect on the price of our common stock and on the levels of liquidity currently available to our stockholders. We may not be able to satisfy these requirements on an ongoing basis.

CONVERSION OF PREFERRED STOCK AND SALES OF COMMON STOCK BY CC INVESTMENTS MAY DEPRESS THE PRICE OF OUR COMMON STOCK AND SUBSTANTIALLY DILUTE YOUR STOCK. If CC Investments were to exercise all of the warrants it holds and convert all of the shares of preferred stock it owns, as of June 11, 1999 it would have acquired approximately 3,484,087 shares of our common stock. The number of shares into which the preferred stock converts increases at 6% per year. If CC Investments exercises the warrants or converts our preferred stock into shares of common stock and sells the shares into the market, such sales could have a negative effect on the market price of our common stock and will dilute your holdings in our common stock. Additionally, dilution or the potential for dilution could materially impair our ability to raise capital through the future sale of equity securities.

VOLATILITY OF STOCK PRICE; NO DIVIDENDS ON COMMON STOCK. The market price of the shares of common stock has been and is likely to be highly volatile. Factors such as the fluctuation in our operating results, announcements of technological innovations or new commercial products by us or our competitors, governmental regulation, developments in our patent or other proprietary rights or our competitors, including litigation, developments in our relationships with current or future collaborative partners, and general market conditions may have a significant effect on the market price of the common stock. We have never paid any cash dividends and do not anticipate paying cash dividends on the common stock in the foreseeable future.

POSSIBLE VARIABLE CONVERSION OF SERIES B PREFERRED STOCK. After July 27, 1999, the Series B Preferred Stock may become convertible into more shares than otherwise if our common stock trades at a price below $6.03 in six out of ten consecutive trading days. For example, if on July 28, 1999 our common stock in the previous ten trading days had been trading at or above $6.03, the 7,500 shares of Series B Preferred Stock would be convertible into approximately 1,289,000 shares of our common stock. If, however, on that date the average of the lowest six closing bid prices of our common stock over the previous ten trading days (referred in the table below as the "average price") had been a lower price, then the Series B Preferred Stock would have converted into a greater number of shares. The following table illustrates this effect:

                     AVERAGE          NUMBER OF SHARES INTO WHICH THE 7,500
                      PRICE         SHARES OF SERIES B PREFERRED WOULD CONVERT

                      $6.03                         1,289,171
                      $5.00                         1,554,740
                      $4.00                         1,943,425
                      $3.00                         2,591,233

The effect of this variable conversion rate, if it becomes applicable, will be to depress further the market price of our common stock and to dilute further stockholder holdings in our common stock.

                                   Page S-12

               DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      The discussion in this prospectus supplement and in the prospectus contains forward-looking statements that involve risks and uncertainties. Those statements include words such as "anticipate," "estimate," "project," "intend," and similar expressions which we have used to identify these statements as forward-looking statements. These statements appear throughout this prospectus supplement and prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to the operations of Valence or related industry developments. You are cautioned that any such forward-looking statements do not guarantee future performance and involve risks and uncertainties, and that actual results could differ materially from those discussed here, including under "Risk Factors," and in the documents incorporated by reference in this prospectus supplement and in the prospectus.

                                 DIVIDEND POLICY

      Valence has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. The terms of our Series A preferred stock and Series B preferred stock prohibits the payment of cash dividends without the prior consent of the holder.


                                     EXPERTS

      The consolidated balance sheets as of March 29, 1998 and March 30, 1997 and the consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from March 3, 1989 (date of inception) to March 29, 1998 and for each of the years ending March 29, 1998, March 30, 1997 and March 31, 1996 incorporated by reference in the prospectus, have been incorporated in reliance on the report, which includes an explanatory paragraph regarding Valence's ability to continue as a going concern, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

      The balance sheet as of March 31, 1998, and the statements of operations and accumulated deficit and cash flows for the year ended March 31, 1998, and incorporated by reference in the prospectus, have been incorporated in reliance on the report, which includes an explanatory paragraph regarding Hanil Valence Co., Ltd.'s ability to continue as a going concern, of Samil Accounting Corporation, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                --------------------


                                   Page S-13

NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VALENCE. THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OR CONVERSION SHARES OFFERED BY THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OR CONVERSION SHARES TO ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VALENCE SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT OR IMPLY THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.




                                   Page S-14

                                TABLE OF CONTENTS

                                                                            PAGE



PROSPECTUS SUPPLEMENT
Plan of Distribution.................................................S-1
Use of Proceeds......................................................S-1
Market for Our Common Stock..........................................S-2
Legal Matters........................................................S-2
General..............................................................S-3
Risk Factors.........................................................S-3
Disclosure Regarding Forward-looking Statements......................S-13
Dividend Policy......................................................S-13
Experts..............................................................S-13


PROSPECTUS
About this Prospectus................................................2
Where You Can Find More Information..................................2
About Valence........................................................4
Risk Factors.........................................................5
Use of Proceeds......................................................5
General Description of Securities....................................5
Description of Preferred Stock.......................................5
Description of Common Stock..........................................6
Description of Warrants..............................................7
Plan of Distribution.................................................8
Legal Matters........................................................9
Experts..............................................................9


                             --------------------

           The date of this prospectus supplement is June 28, 1999.



                                   Page S-15